September 20, 2006

VIA EDGAR SUBMISSION AND COURIER

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

ATTN:	Ms. Brigitte Lippmann

Re:	Vitro, S.A. de C.V.
Amendment No. 1 to Registration Statement on Form F-4
Filed August 30, 2006;
File No. 333-135546

Dear Ms. Lippmann:

On behalf of Vitro, S.A. de C.V. (“Vitro” or the “Company”), we submit for your review Amendment No. 2 to the Company’s Registration Statement on Form F-4 (“Form F-4” or the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on June 30, 2006. An electronic copy of Amendment No. 2 to the Form F-4 has been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. The enclosed copies of Amendment No. 2 have been marked to show changes made to Amendment No. 1 of the Form F-4.

Set forth below are the Company’s responses to the comment letter dated September 14, 2006 (the “Comment Letter”) from the staff of the Commission (the “Staff”), related to the Form F-4. This letter is also being filed on EDGAR. Additionally, five copies of Amendment No. 2 to the Registration Statement and a copy of this letter are being delivered to you.

All references in Vitro’s response to pages and captioned sections are to Amendment No. 1 to Form F-4 as filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form F-4. References to “we”, “us” or “our” in the responses set forth below refer in each case to Vitro.

For convenience of reference, we have included the Staff’s comments in italics below followed by Vitro’s response. Vitro believes that it has replied to the Staff’s comments in the Comment Letter in full. To the extent necessary, we would like to discuss these matters with you, including your view concerning whether an additional amendment to the Form F-4 is required.

General

1.	Please file a marked copy of Amendment No. 1 that shows the changes you have made to your registration statement. Please file marked copies of future amendments. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

We note the Staff’s comment and have filed a marked copy of Amendment No. 1 via EDGAR. We will file marked copies of all future amendments on EDGAR. In addition, we will continue to provide marked courtesy hard copies to the Staff.

2.	Please disclose that Vitro Envases Norteamerica, S.A. de C.V., Vitro’s glass containers division, closed on the issuance of $110 million aggregate principal amount of senior short term guaranteed notes and file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We note the Staff’s comment. We disclose on the top of page 9 that VENA issued the notes on August 9, 2006 and we are filing the $110 million Note and the Note Guarantee as Exhibits 4.6 and 4.7 as requested by the Staff.

Recent Developments, page 6

3.	We note your response to prior comment 8. Please provide this disclosure in the prospectus, including the amount of penalty paid to date as requested.

We note the Staff’s comment and have provided the requested disclosure in the Recent Developments section, including the amount of penalty paid to date.

Risk Factors, page 28

Downgrading of our credit ratings .... page 31

4.	We note your response to prior comment 17. Please provide this disclosure in the risk factor.

We note the Staff’s comment and have provided the requested disclosure in the risk factor.

Forward-Looking Statements, page 42

5.	We reissue prior comment 6. Sections 27A(b)(2)(c) of the Securities Act and Sections 21E(b)(2)(c) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please delete the reference in the first sentence accordingly.

We have deleted the first sentence of the forward-looking statements section in response to the Staff’s comment.

Exhibit 5.1 – Milbank Legal Opinion

6.	Please revise assumptions (c) and (d) on page 2 to delete the assumptions with respect to the Company. You may assume these matters for third parties but not for the Company and you cannot assume due authorization, etc., by the Company, but you can rely on other opinions. Make similar revisions to the paragraph following these assumptions.

We note the Staff’s comment and have revised the language as appropriate.

7.	Please delete qualification (ii) on page 3 because it is too broad.

We note the Staff’s comment and have deleted the qualification.

8.	Please delete the qualifications starting with (x) on page 4 until the end of the paragraph. Also delete the qualifications in the following paragraph as inappropriate.

We note the Staff’s comments and have revised the language in the two paragraphs on page 4 as appropriate. We discussed our revisions with the Staff on Tuesday, September 19, in a telephone conversation and understand that the Staff has no further comments on the language in these paragraphs.

9.	You can limit reliance with regard to purpose, but not person. Please delete the word “solely” from the first sentence of the last paragraph.

We note the Staff’s comment and revised the paragraph accordingly. We discussed our revisions with the Staff on Tuesday, September 19 in a telephone conversation and understand that the Staff has no further comments on the language in this paragraph.

Exhibit 5.2 – Vitro Legal Opinion

10.

In the third full paragraph on page 1, the following assumptions are too broad and assume away the issue that you are opining on: “I have assumed that such parties had or will have the power, corporate or otherwise…” and “have also assumed the due authorization….” Please revise to delete the assumptions with respect to the Company. You may assume these matters for third parties but not for the Company.

We note the Staff’s comment and have revised the language in Exhibit 5.2 accordingly.

11.	Please delete qualifications (a) – (c) on page 2 as inappropriate.

We note the Staff’s comment and have revised the language accordingly. We discussed our revisions with the Staff on Tuesday, September 19, in a telephone conversation and understand that the Staff has no further comments on the language in this paragraph.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the Staff to discuss these comments and respond to any further questions you may have. We will communicate with a member of the SEC Staff to attempt to arrange a call.

Please do not hesitate to contact the undersigned at (212) 530-5530 with any questions you may have with respect to the foregoing.

Sincerely yours,

/s/ Howard Kelberg
Howard Kelberg

Enclosures

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